Press Release

FOR IMMEDIATE RELEASE

LABOPHARM REPORTS RESULTS FOR

THIRD QUARTER FISCAL 2008

– Quarter Highlighted by Submission of NDA for Novel Antidepressant and Steady Global Growth for Once-Daily Tramadol  –

LAVAL, Quebec (November 7, 2008) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today reported its results for the third quarter ended September 30, 2008.  All figures are in Canadian dollars unless otherwise stated.

“We are very pleased with the progress of our business,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “Concomitant with the steady sales growth for our once-daily tramadol product globally, we have made strong progress in advancing the programs for our follow on products, highlighted by the submission, in the third quarter, of the NDA for DDS-04A, our novel SARI1 antidepressant.  Our significant efforts to date this year have positioned us to realize a number of value-driving milestones in 2009, including the potential approval of our once-daily tramadol formulation in the U.S., the potential approval and launch of DDS-04A in the U.S., the outcome of the pivotal Phase III study for our twice-daily tramadol-acetaminophen formulation, and the initiation of clinical studies for our first misuse and abuse deterrent combination product.”

Financial Summary

Revenue from product sales of Labopharm’s once-daily tramadol for the third quarter of fiscal 2008 increased to $3.9 million from $2.8 million for the third quarter of fiscal 2007.  In-market sales (i.e. sales by the Company’s marketing partners to end users) for once-daily tramadol for Europe2 experienced strong growth with standard unit sales for the first eight months of 2008 growing by 97% compared to the same period of the previous year.  Adjusted gross margin for the third quarter of fiscal 2008 increased to 60% from 56% for the third quarter of fiscal 2007.  Research and development and selling, general and administrative expenses for the third quarter of fiscal 2008 were $11.2 million compared with $11.8 million for the third quarter of fiscal 2007.  Net loss for the third quarter of fiscal 2008 was $6.0 million, or $0.11 per share, compared with $9.0 million, or $0.16 per share, for the third quarter of fiscal 2007.

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1 Serotonin Antagonist Reuptake Inhibitor.
2 Includes France, Germany, the United Kingdom, Spain and Italy.

Recent Developments

Once-Daily Tramadol Global Commercialization Program

Product Continues to Exhibit Steady Growth in Market Share and In-Market Sales Globally – Labopharm’s once-daily tramadol product continues to exhibit steady growth in market3 share and in-market sales in Europe4 and Canada. Labopharm’s product continued to hold the number one position in Europe4 in August in the once-daily segment of the market3 with more than a 44% share.  In Canada, the Company’s product moved into the number two position of the overall tramadol product market with a 28% share.  In-market sales of Labopharm’s product in Europe4 for the three-month period ended August 31, 2008 (the latest month for  which data is available) increased to 7.1 million standard units, bringing total in-market sales for the year-to-date to 18.3 million standard units.  In Canada, the number of prescriptions written for Labopharm’s product has grown on a month-over-month basis by an average of 23% from July to September 2008.

Product Launched in South Korea, Australia, Austria and Romania – During the third quarter, Labopharm's product was launched in South Korea under the brand name TramaConti CR®, in Australia under the brand name Durotram XR®, in Austria and Romania under the brand name Noax® Uno. The launches bring the total number of countries in which the product is being sold to 14, representing almost 55% of the global market for tramadol products.

Received Regulatory Approval in Israel – During the third quarter, Labopharm’s product received regulatory approval from the Israeli regulatory authority for marketing and sales in that country.  The Company expects its product to by launched in Israel before the end of 2008.

DDS-04A Containing Trazodone for Treatment of Depression

Submitted NDA to U.S. FDA – Labopharm submitted a New Drug Application (NDA) under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act to the U.S. Food and Drug Administration (FDA) for DDS-04A, a once-daily serotonin antagonist reuptake inhibitor (SARI) that provides an effective option in the treatment of major depression.  In addition to the U.S., the Company plans to pursue regulatory approval for DDS-04A in Canada and other markets worldwide for which it holds the rights, including most countries outside Europe.  Labopharm has initiated discussions with several potential partners in view of establishing a marketing partnership for the United States in 2009.

Twice-Daily Tramadol-Acetaminophen Combination Product

Phase III Clinical Trial Continues – Enrolment for the North American Phase III clinical trial (study 06CCL3-001) continues, as do discussions with potential marketing partners for distribution of the product  The Company expects to report the results of the study in the second quarter of 2009.

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3 Labopharm's target market in Europe consists of the market for immediate-release, twice-daily, once-daily and drop formulations of tramadol.
4 Includes France, Germany, the United Kingdom, Spain and Italy.

Misuse and Abuse Deterrent Platform

Preparing to Initiate Clinical Studies for a Widely Misused Pain Drug – Labopharm is preparing to enter the clinic in the first half of 2009 with the first of potentially several misuse and abuse deterrent formulations of widely prescribed pain drugs.  The Company completed pre-clinical, proof-of-principle studies of its platform using once-daily tramadol as a safe representative of the controlled-release opioid class of drugs. The positive results of the pharmacokinetic study demonstrated controlled-release characteristics and bioequivalence to once-daily tramadol and the in vitro studies demonstrated misuse and abuse deterrent characteristics.

Financial Results

Three-Month Period Ending September 30, 2008

Revenue for the third quarter of fiscal 2008 increased to $9.4 million from $5.1 million for the third quarter of fiscal 2007.  Revenue from product sales increased to $3.9 million from $2.8 million for the third quarter of fiscal 2007.  In-market sales (i.e. sales by the Company’s marketing partners to end users) for once-daily tramadol for Europe5 experienced strong growth with standard unit sales for the first eight months of 2008 growing 97% compared to the same period of 2007.

Adjusted gross margin (as a percentage of revenue from product sales) for the third quarter of fiscal 2008 increased to 60% from 56% for the third quarter of fiscal 2007.  Adjusted gross margin for the third quarter of fiscal 2008 excludes a write down of inventory of $207,000 while adjusted gross margin for the third quarter of fiscal 2007 excludes a $236,000 reversal of previously recorded accounts payable to a vendor. The increase in adjusted gross margin was due primarily to lower packaging costs and a lower average royalty rate for the period.

Licensing revenue for the third quarter of fiscal 2008 was $5.6 million and represented a portion of licensing payments received from the Company’s licensing and distribution partners for once-daily tramadol.  Licensing revenue for the third quarter of fiscal 2007 was $1.1 million.  The increase was primarily the result of the recognition of the unamortized balance of the licensing payments previously received from Recordati following Labopharm’s reacquisition of the sales and marketing rights for the United Kingdom (including a $1.1 million payment received upon termination of the license agreement with Recordati).

Research and development expenses, before research and development tax credits, for the third quarter of fiscal 2008 were $7.3 million compared with $7.9 million for the third quarter of fiscal 2007.  The decrease was primarily the result of lower costs related to clinical trial activity, which was partially offset by fees related to the NDA submission for DDS-04A.  Research and development tax credits for the third quarter of fiscal 2008 were $1.0 million compared with $0.9 million for the third quarter of fiscal 2007.

Selling, general and administrative expenses for the third quarter of fiscal 2008 were $4.9 million compared with $4.6 million for the third quarter of fiscal 2007.  The increase is primarily the result of higher marketing, legal and compensation costs, which were partially offset by lower non-cash stock-based compensation expense.

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5 Includes France, Germany, the United Kingdom, Spain and Italy.

During the third quarter, the Company made an additional adjustment to the estimated fair value of its asset backed commercial paper (ABCP) investment and took an additional impairment charge of $0.4 million. The total impairment charge taken to date on the ABCP is $2.6 million. The initial ABCP investment was $5.6 million.

Net loss for the third quarter of fiscal 2008 was $6.0 million, or $0.11 per share, compared with $9.0 million, or $0.16 per share, for the third quarter of fiscal 2007.

Cash, cash equivalents and available-for-sale marketable securities at September 30, 2008 were $44.1 million, compared with $55.3 million at June 30, 2008. The cash, cash equivalents and available-for-sale marketable securities position at September 30, 2008 does not include the Company’s ABCP investment with an estimated fair value of $3.4 million that was reclassified as a long-term investment in the third quarter of 2007.  The decrease in cash, cash equivalents and available-for-sale marketable securities was primarily the result of the use of funds for operating activities.  Subsequent to quarter end, the Company drew down an additional US$5 million (Cdn$5.8 million) of its existing US$25 million term loan facility with Hercules Technology Growth Capital, Inc., bringing the total principal outstanding under the facility to US$20 million.

Nine-Month Period Ending September 30, 2008

For the first nine months of fiscal 2008, revenue was $17.6 million compared with $16.4 million for the first nine months of fiscal 2007. Revenue from product sales was $9.9 million compared with $10.4 million in 2007.  In-market sales for the year to date, however, were significantly higher than for the same period last year.  The significant growth of in-market sales is not reflected in product sales due to a large portion of 2007 shipments being composed of initial launch quantities and some marketing partners having entered 2008 with high inventory levels that delayed follow on orders, resulting in lower sales volumes.  These were partially offset by higher average selling prices as a result of a more favourable product mix.

Adjusted gross margin (as a percentage of revenue from product sales) for the first nine months of fiscal 2008 increased to 58% from 50% in the corresponding period last year.  Adjusted gross margin for the first nine months of fiscal 2008 excludes a write down of inventory of $207,000 while adjusted gross margin for the first nine months of 2007 excludes a $1.7 million provision for once-daily tramadol pre-launch inventory and related deposits to manufacturers, net of the $236,000 favorable adjustment due to the reversal of previously recorded accounts payable.  The increase in adjusted gross margin was due primarily to lower packaging costs and higher average selling prices per tablet.

Licensing revenue for the first nine months of fiscal 2008 was $7.7 million and represented a portion of licensing payments received from the Company’s licensing and distribution partners for once-daily tramadol.  Licensing revenue for the first nine months of fiscal 2007 was $4.8 million.  The increase was primarily the result of the recognition of the balance of the licensing payments previously received from Recordati.

Research and development expenses, before research and development tax credits, for the first nine months of fiscal 2008 were $21.1 million compared with $19.7 million for the first nine months of fiscal 2007. The increase was primarily the result of fees related to the NDA submission for DDS-04A, as well as increased internal development activities related to multiple product candidates.  The increase was partially offset by lower costs related to clinical trial activity.  Research and development tax credits for the first nine months of fiscal 2008 were $2.8 million compared with $2.4 million for the first nine months of fiscal 2007.

Selling, general and administrative expenses for the first nine months of fiscal 2008 were relatively unchanged from the first nine months of fiscal 2007 at 15.8 million. Lower non-cash stock-based compensation expense was partially offset by an increase in legal and compensation costs.

Net loss for the first nine months of fiscal 2008 was $25.8 million, or $0.45 per share, compared with $26.5 million, or $0.47 per share for the first nine months of fiscal 2007.

Labopharm continues to expect global sales of its once-daily tramadol product to be variable from quarter to quarter as a result of pipeline fill and other supply chain and market dynamics associated with the early stages of product launches.  Labopharm believes that the penetration of markets in which its product has already been launched, as well as additional product launches globally, will result in continued annual growth in product sales.

Hercules Growth Technology Capital Agreement

In accordance with the terms of the Warrant Agreement related to Labopharm’s term loan facility with Hercules Technology Growth Capital, Inc. (Hercules), and as a result of the Company’s additional drawdown of US$5 million on the facility, Labopharm adjusted the exercise price of the warrants issued to Hercules to $0.89 per common share.  Labopharm initially issued to Hercules in December 2007, warrants to purchase 1,460,152 common shares of the Company, of which warrants to purchase 1,168,122 common shares are currently vested.  According to an amendment to the Warrant Agreement entered into with Hercules concurrent with the Company’s drawdown, the remaining unvested warrants to purchase 292,030 common shares would vest only upon the Company drawing down on the remaining portion of the facility.  The amendment also provides that the exercise price of the unvested warrants may be reduced if, at such time as the Company is drawing down on the remaining portion of the facility, the five-day volume-weighted average trading price of the Company’s common shares on the TSX is less than Cdn$0.89 per share. The re-pricing of the warrants and the amendment to the Warrant Agreement have been conditionally approved by the TSX.

Conference Call

Labopharm will host a conference call today (Friday, November 7, 2008 at 8:30 a.m. ET) to discuss its third quarter fiscal 2008 results. To access the conference call by telephone, dial 416-644-3427 or 1-800-588-4490.  Please connect approximately five minutes prior to the beginning of the call to ensure participation.  The conference call will be archived for replay until Friday, November 14, 2008 at midnight.  To access the archived conference call, dial 416-640-1917 or 1-877-289-8525 and enter the reservation number 21287767#.  A live audio webcast of the conference call will be available at www.labopharm.com.  Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast.  The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally and its second product, a novel SARI containing trazodone for the treatment of major depressive disorder is under regulatory review by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world  if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

Labopharm Inc.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[Thousands of Canadian dollars]	As at September 30, 2008 $	As at December 31, 2007 $

ASSETS
Current
Cash and cash equivalents	15,728	17,173
Available-for-sale marketable securities	28,340	54,726
Accounts receivable	2,827	1,972
Research and development tax credits receivable	2,097	1,197
Income taxes receivable	334	161
Inventories	1,695	2,875
Prepaid expenses and other assets	678	1,460
Total current assets	51,699	79,564

Restricted long-term investments	128	1,277
Long-term investment	3,378	4,329
Property, plant and equipment	10,630	10,800
Intangible assets	3,663	3,453
Future income tax assets	123	116
	69,621	99,539

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	8,075	8,719
Current portion of deferred revenue	4,689	4,325
Current portion of obligations under capital leases	265	203
Current portion of long-term debt	640	—
Total current liabilities	13,669	13,247

Deferred revenue	10,188	17,083
Obligations under capital leases	5,413	5,613
Long-term debt	14,187	13,647
Total liabilities	43,457	49,590

Shareholders’ equity
Share capital
Unlimited authorization of common shares, voting, without par value; issued and outstanding 56,826,063 and 56,817,963 as at September 30, 2008 and December 31, 2007, respectively	241,967	241,955
Warrants	541	541
Contributed surplus	14,504	12,527
Deficit	(230,733)	(205,024)
Accumulated other comprehensive loss on available-for-sale marketable securities	(115)	(50)
Total shareholders’ equity	26,164	49,949
	69,621	99,539

Labopharm Inc.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

[Unaudited]

	For the three months ended:		For the nine months ended:
[Thousands of Canadian dollars, except share and per share amounts]	Sept. 30, 2008	Sept. 30, 2007	Sept. 30, 2008	Sept. 30, 2007
	$	$	$	$

REVENUE
Product sales	3,863	2,818	9,880	10,359
Licensing	5,576	1,058	7,701	4,786
Research and development collaborations	—	1,217	—	1,217
	9,439	5,093	17,581	16,362

EXPENSES
Cost of goods sold (excluding depreciation)	1,755	1,012	4,389	6,716
Research and development, net	6,267	7,145	18,264	17,296
Selling, general and administrative	4,888	4,622	15,766	15,840
Financial costs	733	434	2,153	1,474
Impairment loss on long-term investment	400	874	1,091	874
Depreciation and amortization	536	510	1,585	1,482
Interest income	(351)	(810)	(1,554)	(2,707)
Foreign exchange loss (gain)	488	(107)	196	280
	14,716	13,680	41,890	41,255
Loss before income taxes	(5,277)	(8,587)	(24,309)	(24,893)
Provision for income taxes
Current	700	508	1,500	1,710
Future	—	(64)	—	(64)
	700	444	1,500	1,646
Net loss for the period	(5,977)	(9,031)	(25,809)	(26,539)

Net loss per share – basic and diluted	(0.11)	(0.16)	(0.45)	(0.47)

Weighted average number of common shares outstanding	56,824,106	56,817,963	56,821,325	56,795,545

Labopharm Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

	For the three months ended:		For the nine months ended:
	Sept. 30, 2008	Sept. 30, 2007	Sept. 30, 2008	Sept. 30, 2007
[Thousands of Canadian dollars]	$	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(5,977)	(9,031)	(25,809)	(26,539)
Items not affecting cash:
Depreciation of property, plant and equipment	471	448	1,386	1,304
Amortization of intangible assets	65	62	199	178
Amortization of premium or discounts on marketable securities	6	57	33	207
Impairment loss on long-term investment	400	874	1,091	874
Non-cash financial costs	101	30	288	107
Unrealized foreign exchange loss (gain)	647	(106)	386	282
Future income tax	—	(64)	—	(64)
Stock-based compensation	410	674	1,981	3,573
	(3,877)	(7,056)	(20,445)	(20,078)
Net change in non-cash operating items	(6,623)	1,008	(5,906)	1,116
	(10,500)	(6,048)	(26,351)	(18,962)

INVESTING ACTIVITIES
Acquisition of marketable securities	(16,962)	(11,733)	(40,515)	(64,980)
Proceeds from maturities of marketable securities	11,200	15,491	67,019	81,876
Proceeds from disposals of marketable securities	—	3,498	—	3,498
Acquisition of restricted long-term investment	—	—	(45)	—
Acquisition of property, plant and equipment	(196)	(454)	(1,344)	(1,600)
Acquisition of intangible assets	(132)	(334)	(409)	(457)
	(6,090)	6,468	24,706	18,337

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(66)	(24)	(138)	(71)
Repayment of long-term debt	—	(1,004)	—	(3,061)
Transaction costs	—	—	(118)	—
Proceeds from issuance of common shares	3	—	8	225
	(63)	(1,028)	(248)	(2,907)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	(176)	(207)	448	(1,121)
Net decrease in cash and cash equivalents during the period	(16,829)	(815)	(1,445)	(4,653)
Cash and cash equivalents, beginning of period	32,557	9,884	17,173	13,722
Cash and cash equivalents, end of period	15,728	9,069	15,728	9,069

Cash flows include the following items:
Interest paid	632	328	1,777	1,107
Income taxes paid (received)	224	(430)	267	(902)

For more information, please contact:

At Labopharm Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com